Exhibit (d)(3)(v)

SCHEDULE A

to

PROFUNDS

EXPENSE LIMITATION AGREEMENT

On behalf of the

Government Money Market ProFund

Effective May 1, 2021 – April 30, 2022

Fund Name	Expense Limit

	Investor Class	Service Class
Government Money Market ProFund	0.98%	1.98%

PROFUND ADVISORS LLCACCESS TRUST

a Maryland limited liability company a Delaware statutory trust

By: /s/ Michael L. SapirBy: /s/ Todd B. Johnson

Michael L. SapirTodd B. Johnson

Chief Executive OfficerPresident